NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-07 April 16, 2007

Rubicon and Golden Tag Intersect New Gold-Bearing Zone
at McCuaig Project, Red Lake
- Intercepts include 15.65 g/t Gold over 1.55 metres (0.456 oz/t over 5.1 feet) -

Rubicon Minerals Corp. (RMX.TSX : RBY.AMEX) and partner Golden Tag Resources Ltd. are pleased to announce the discovery of a new gold zone at the McCuaig joint venture (Rubicon 60% -Golden Tag 40%) in a first-pass drill test on a new target developed by Rubicon. One drill hole plus a wedge hole were completed. Highlights include:

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The wedge off of the one hole drilled at the McCuaig project intersected 15.65 g/t gold over 1.55 metres (0.456 oz/t over 5.08 feet) in a new target which is hosted by mafic volcanics from within a thick (20 metre+) heavily quartz-ankerite veined and altered section which is anomalous in gold and contains varying amounts of sulphides, including fine grained arsenopyrite. There are no previous drill holes testing what appears to be a very robust structure and is therefore wide open for follow up drilling. The McCuaig JV is formulating plans to follow up this new discovery with additional drilling as soon as practicable.

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The intercept is interpreted to be down dip of the No. 1 vein at the adjacent McKenzie Mine. This mine produced 651,000 ounces of gold between 1935 and 1966. However unlike the No. 1 vein, which was developed within granite, the McCuaig structure is within Balmer mafic volcanics which, elsewhere in the camp, are host to significant gold deposits.

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The McCuaig project, operated by Rubicon, is located on the prolific Mine Trend in Red Lake and these results confirm that it represents a prime area for follow up drilling in a setting analogous to the major mines of the district.

“These results confirm our exploration model and have identified a new setting for potential high-grade Red Lake type mineralization in this part of the Mine Trend controlled by Rubicon. Subject to completion of our recently announced deal with Rob McEwen, we will spend $5.0 million in the Red Lake camp over the next year. The new Rubicon will have the financial strength to aggressively follow up priority targets like this on our extensive 180,000 acre Red Lake holdings.” said David Adamson

Rubicon recently completed a one-hole plus wedge, 1172-metre drill program on the McCuaig project. Rubicon’s exploration model suggested that the No.1 vein structure on the adjacent, formerly producing McKenzie Mine could be present within more permissive Balmer-age mafic volcanics. A 935 metre initial mother hole intersected a 26-metre section (interpreted as greater than 90% true thickness) of intensely veined and altered basalts at 844 metres downhole. The zone contains variable amounts of sulphides including trace to 2% fine-grained arsenopyrite and anomalous gold. Visible gold occurs in a 4.5-metre thick (interpreted as greater than 90% true thickness) shear containing arsenopyrite at the base of the altered zone. The geological setting is considered to be analogous to the Bruce Channel mineralization currently being explored at the adjacent Gold Eagle Mines discovery and also to the setting of the major gold deposits of the camp.

A secondary hole, (MC-07-01AW), was wedged off the mother hole from 822 metres to produce a second cut through the altered zone.

Assay results returned 4.24 g/t gold over 1.7 metres in the mother hole and 15.65 g/t gold over 1.55 metres, in the wedge hole. Both gold intercepts occur within an identifiable structure at the base of the vein zone. The two intercepts demonstrate good continuity within the shear structure which is open along strike and down dip. Assay results from the zone are reported in Table 1.
Photographs of the zone along with sections will be posted on the Company’s website at www.rubiconminerals.com

Phoenix Gold Project drilling update (Controlled 100% by Rubicon)
Drilling at moderate depths on the Phoenix Gold Project is ongoing with two rigs testing newly developed target areas. Results will be released when assays are received and compiled. Companies are currently experiencing long turnaround times from assay laboratories.

DMC Project (Optioned to Agnico-Eagle Mines Ltd.)
Agnico-Eagle funded a Phase I, three-hole, 1399-metre, drill program on the DMC project. All three holes intersected zones containing visible gold, the most significant returned 57.37 g/t gold over 0.5 metres associated with a 10 cm quartz vein containing visible gold. This intercept remains open down plunge and has currently been tested at only moderate depths below surface (295 metres vertical depth).

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company with over 180 thousand acres of prime exploration ground in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts Goldcorp's high-grade, world class Red Lake Mine. Included in Rubicon's Red Lake land package is the 100% controlled Phoenix Gold Project. This strategically located property lies along a proven gold producing trend and covers approximately four kilometres of strike length potential.

Under the terms of a recently announced agreement with Rob McEwen, Mr. McEwen will acquire $10 million of Rubicon shares and will arrange for an additional private placement from other parties of up to $5 million. As well, Rubicon will acquire from a McEwen private company, 512,960 acres of prospective exploration ground in Alaska in the area of the 4.0 million ounce Pogo deposit. Rubicon will also acquire from Lexam Explorations Inc., a 225,000 acre land package in northeast Nevada. The transaction is subject to various conditions including Rubicon shareholder approval.
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RUBICON MINERALS CORPORATION

”David W. Adamson”

President & CEO

Table 1: McCuaig Project Assay Results
Hole Number	From (m)	To (m)	Core Length (m)	Au (g/t)
MC-07-01	795.4	796.1	0.70	2.07

	850.76	854.3	3.54	1.08

	868.7	870.4	1.70	4.24

MC-07-01AW	852.2	853.8	1.60	1.04

	866.3	868.3	2.00	1.20
	868.3	869.85	1.55	15.65

	878.45	879.45	1.00	2.04

True widths are estimated to be approximately 75-90% of reported lengths. All assays were conducted on sawn NQ2-sized half core sections. Current program assays by Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101

Forward Looking Statements

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the completion of the recently announced McEwen agreement and the Company's intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Companies exploration programs, the Company's expenditures on such exploration and the anticipated results of such exploration

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, the completion of the McEwen financing and assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially

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